Independent Auditors' Report on Internal Accounting Control



The Board of Directors and Shareholders
AXP Variable Portfolio - Investment Series, Inc.:


In planning and performing our audits of the financial statements of AXP VP - Blue Chip Advantage Fund, AXP VP - Growth Fund, and AXP VP - Small Cap Advantage Fund (fund within AXP Variable Portfolio - Investment Series, Inc.) for the period from September 15, 1999 (date the fund became available) to August 31, 2000 and AXP VP - Emerging Markets Fund and AXP VP - S & P 500 Index Fund (funds within AXP Variable Portfolio - Investment Series, Inc.) for the period from May 1, 2000 (date the funds became available) to August 31, 2000, and AXP VP - Capital Resources Fund, AXP VP - International Fund, AXP VP - New Dimensions and AXP VP - Strategy Aggressive Fund (funds within AXP Variable Portfolio - Investment Series, Inc. for the year ended August 31, 2000, we considered their internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and to comply with the requirements of Form N-SAR, not to provide assurance on the internal control.

The management of AXP Variable Portfolio - Investment Series, Inc. is responsible for establishing and maintaining internal control. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls. Generally, controls that are relevant to an audit pertain to the entity's objective of preparing financial statements for external purposes that are fairly presented in conformity with generally accepted accounting principles. Those controls include the safeguarding of assets against unauthorized acquisition, use or disposition.

Because of inherent limitations in internal control, errors or irregularities may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that it may become inadequate because of changes in conditions or that the effectiveness of the design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control and its operation, including controls for safeguarding securities, that we consider to be a material weakness as defined above.

This report is intended solely for the information and use of management, the Board of Directors of AXP Variable Portfolio - Investment Series, Inc., and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.




KPMG LLP




Minneapolis, Minnesota
October 6, 2000